UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On June 5, 2025, IREN Limited (the “Company”) released a monthly update regarding its results of operations for May 2025 and provided a business update. A copy of the Company’s monthly update is furnished hereto as Exhibit 99.1.
In order for a shareholder proposal, submitted pursuant to Rule 14a-8, to be considered timely for inclusion in Company’s proxy statement and form of proxy for the 2025 annual meeting of shareholders, such proposal must be received by the Company at its principal executive office no later than a reasonable time before the Company begins to print and send its proxy materials to shareholders. The Company has determined that June 27, 2025, is a reasonable time before the Company plans to begin printing and mailing its proxy materials. Any proposal received after such date will be considered untimely.

EXHIBIT INDEX

Exhibit No.	Description

99.1	IREN Limited, May 2025 Monthly Update, dated June 5, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: June 5, 2025	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director